UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 333-105024

__________

CASCADES INC.

(Translation of registrant’s name into English)

404 Marie-Victorin Blvd.

Kingsey Falls, Québec

Canada J0A 1B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. (the “Company”) for the purpose of providing the press release issued by the Company on August 28, 2018, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Press Release dated August 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

	By:	/s/ Robert F. Hall
	Name:	Robert F. Hall
	Title:	Chief Legal Officer and
Corporate Secretary

Date: August 29, 2018

Exhibit Index

Exhibit Number	Document

99.1	Press Release dated August 28, 2018